SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                           Encore Medical Corporation
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   29256E 10 9
                                   -----------
                                 (CUSIP Number)

Bruce F. Wesson                         Merrill A. Ulmer, Esq.
Galen Associates                        Ropes & Gray LLP
610 Fifth Avenue                        45 Rockefeller Plaza
New York, New York 10020                New York, New York 10111
Tel. (212) 218-4990 Tel.                (212) 841-5700
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 2006
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



------------------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29256E 10 9                                        Page 2 of 8 Pages

1) Name of Reporting Person: Galen Partners III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
-------------------------------------------------------------------------------

2) Check the Appropriate Box (a) [X]
   if a Member of a Group    (b) [ ]
-------------------------------------------------------------------------------
3) SEC Use Only
-------------------------------------------------------------------------------
4) Source of Funds                                 Not Applicable
-------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                            Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of Organization Delaware
-------------------------------------------------------------------------------
Number of                    7)   Sole Voting                    -0-
Shares Beneficially               Power
Owned by
Reporting Person:

                             --------------------------------------------------
                             8)   Shared Voting
                                  Power                          -0-

                             --------------------------------------------------
                             9)   Sole Disposi-                  -0-
                                  tive Power

                             --------------------------------------------------
                             10)  Shared Dis-
                                  positive Power                -0-
                             --------------------------------------------------

11)  Aggregate Amount Beneficially                              -0-
     Owned by Each Reporting Person
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                     -0-
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting Person           PN

CUSIP No. 29256E 10 9                                        Page 3 of 8 Pages

1)   Name of Reporting Person: Galen Partners International III, L.P.

     and I.R.S. Identification No. of Above Person, if
     an Entity (Voluntary):
-------------------------------------------------------------------------------

2)   Check the Appropriate Box (a) [X]
     if a Member of a Group    (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                 Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of Organization             Delaware
-------------------------------------------------------------------------------
Number of                    7)   Sole Voting                   -0-
Shares Beneficially               Power
Owned by
Reporting Person:
                             --------------------------------------------------

                             8)   Shared Voting
                                  Power                         -0-
                             --------------------------------------------------

                             9)   Sole Disposi-                 -0-
                                  tive Power
                             --------------------------------------------------

                             10)  Shared Dis-
                                  positive Power                -0-
                             --------------------------------------------------
11) Aggregate Amount Beneficially                               -0-
    Owned by Each Reporting Person
-------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
-------------------------------------------------------------------------------
13) Percent of Class
    Represented by                      -0-
    Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person            PN

CUSIP No. 29256E 10 9                                        Page 4 of 8 Pages

1) Name of Reporting Person: Galen Employee Fund III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
-------------------------------------------------------------------------------

2) Check the Appropriate Box (a) [X]
   if a Member of a Group    (b) [ ]
-------------------------------------------------------------------------------
3) SEC Use Only
-------------------------------------------------------------------------------
4) Source of Funds                                 Not Applicable
-------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                            Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of Organization Delaware
-------------------------------------------------------------------------------
Number of                    7)   Sole Voting                   -0-
Shares Beneficially               Power
Owned by
Reporting Person:
                             --------------------------------------------------

                             8)   Shared Voting
                                  Power                         -0-
                             --------------------------------------------------
                             9)   Sole Disposi-                 -0-
                                  tive Power
                             --------------------------------------------------
                             10)  Shared Dis-
                                  positive Power                -0-
                             --------------------------------------------------
11) Aggregate Amount Beneficially                               -0-
    Owned by Each Reporting Person
-------------------------------------------------------------------------------

12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
-------------------------------------------------------------------------------
13) Percent of Class
    Represented by                      -0-
    Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person            PN

CUSIP No. 29256E 10 9                                        Page 5 of 8 Pages

1) Name of Reporting Person: Galen Advisors, LLC

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
-------------------------------------------------------------------------------

2) Check the Appropriate Box (a) [X]
   if a Member of a Group    (b) [ ]
-------------------------------------------------------------------------------
3) SEC Use Only
-------------------------------------------------------------------------------
4) Source of Funds                                 Not Applicable
-------------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                            Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of Organization            Delaware
-------------------------------------------------------------------------------
Number of                    7)   Sole Voting                   -0-
Shares Beneficially               Power
Owned by
Reporting Person:
                             --------------------------------------------------

                             8)   Shared Voting
                                  Power                         -0-
                             --------------------------------------------------
                             9)   Sole Disposi-                 -0-
                                  tive Power
                             --------------------------------------------------
                             10)  Shared Dis-
                                  positive Power                -0-
                             --------------------------------------------------
11) Aggregate Amount Beneficially                               -0-
    Owned by Each Reporting Person

-------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
-------------------------------------------------------------------------------
13) Percent of Class
    Represented by                      -0-
    Amount in Row (11)
-------------------------------------------------------------------------------
14) Type of Reporting Person            CO

CUSIP No. 29256E 10 9                                        Page 6 of 8 Pages


                Amendment No. 3 to Schedule 13D (Final Amendment)
                -------------------------------------------------

        Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 20, 2001, Amendment No. 1 thereto filed on January 13, 2004 and Amendment No. 2 thereto filed on July 12, 2006 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

        The following items of the Schedule 13D are hereby amended as follows:

Item 5.  Interest in Securities of the Issuer

        Item 5(a) is hereby amended to state that none of the Reporting Persons or Other Related Persons owns any shares of Common Stock.

        Item 5(c) is hereby amended to state that on November 3, 2006 the Merger described in Amendment No. 2 to the Schedule 13D became effective, and in accordance with the terms of the Merger Agreement each outstanding share of Common Stock, other than any shares owned by the Issuer, Parent, Merger Sub, or any wholly-owned subsidiary of the Issuer, or by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law, was canceled and converted automatically into the right to receive $6.55 in cash per share, without interest. The Issuer continues as the surviving corporation of the Merger and a wholly-owned subsidiary of Parent. The Issuer has filed a Form 15 with the Commission to terminate the registration of the Common Stock.

        Item 5(e) is hereby amended to state that the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 3, 2006.

CUSIP No. 29256E 10 9                                        Page 7 of 8 Pages



                                    Signature
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            GALEN PARTNERS III, L.P.
                            By:  Claudius, LLC, General Partner

                            By: /s/ Bruce F. Wesson
                               --------------------
                                     Member


                            GALEN PARTNERS INTERNATIONAL III, L.P.
                            By:  Claudius, LLC, General Partner

                            By: /s/ Bruce F. Wesson
                               --------------------
                                     Member

                            GALEN EMPLOYEE FUND III, L.P.
                            By:  Wesson Enterprises, Inc., General Partner

                            By: /s/ Bruce F. Wesson
                               --------------------
                                    President

                            GALEN ADVISORS, LLC

                            By: /s/ Bruce F. Wesson
                               --------------------
                                    Managing Member



Dated:   November 9, 2006